WOODSIDE
AUSTRALIAN ENERGY

04 FEB 24 7:21

6 February 2004

[redacted]

04010011

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Change of a Company Secretary, lodged with the Australian Stock Exchange on 6 February 2004.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
FEB 24 2004
THOMSON
FINANCIAL

dlw 2/24

ASX ANNOUNCEMENT
(ASX: WPL)

FRIDAY, 6 FEBRUARY 2004
9:00AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

CHANGE OF A COMPANY SECRETARY

Pursuant to Listing Rule 3.16.1, Anthony Michael Niardone will cease to be a Company Secretary of Woodside Petroleum Ltd., effective 4:00pm on 6 February 2004.

KAREN LANGE
Company Secretary